Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$333.3	$186.1	$128.3	$311.4	$232.0
Capitalized interest	(11.8)	—	—	—	—
Amortization of capitalized interest	0.5	—	—	—	—
Income from equity investment	(18.9)	(14.8)	(2.0)	(9.3)	(5.1)
Distributed income from equity investment	23.7	12.0	2.3	8.3	8.7
Non-controlling interest	(131.2)	—	—	—	—
Total earnings before fixed charges	$195.6	$183.3	$128.6	$310.4	$235.6
Fixed charges:
Interest expense includes discontinued operations	$47.4	$—	$—	$—	$—
Capitalized interest includes discontinued operations	11.8	—	—	—	—
Total fixed charges	$59.2	$—	$—	$—	$—
Total earnings & fixed charges	$254.8	$183.3	$128.6	$310.4	$235.6
Ratio of earnings to fixed charges	4.3	N/A	N/A	N/A	N/A
Deficiency	$—	$—	$—	$—	$—